As filed with the Securities and Exchange Commission on October 16, 2024

No. 005-93697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

(Amendment No. 3)

R1 RCM Inc.

(Name of the Issuer)

R1 RCM Inc.

Raven Acquisition Holdings, LLC

Project Raven Merger Sub, Inc.

Raven TopCo, L.P.

Raven TopCo GP, LLC

TCP-ASC ACHI Series LLLP

TCP-ASC GP, LLC

TI IV ACHI Holdings, LP

TI IV ACHI Holdings GP, LLC

TowerBrook Investors Ltd.

Raven Intermediate Holdings, LLC

Raven Parent Holdings, LLC

Ascension Health Alliance

Neal Moszkowski

Joseph Flanagan

(Names of Persons Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

77634L 105

(CUSIP Number of Class of Securities)

R1 RCM Inc. 433 W. Ascension Way, Suite 200 Murray, UT 84123 (312) 324-7820

Raven Acquisition Holdings, LLC

Project Raven Merger Sub, Inc.

Raven TopCo, L.P.

Raven TopCo GP, LLC

TCP-ASC ACHI Series LLLP

TCP-ASC GP, LLC

TI IV ACHI Holdings, LP

TI IV ACHI Holdings GP, LLC

TowerBrook Investors Ltd.

Raven Intermediate Holdings, LLC

Raven Parent Holdings, LLC

Neal Moszkowski

65 East 55th Street, 19th Floor

New York, NY 10022

	Ascension Health Alliance 101 S. Hanley Road, Suite 450 St. Louis, MO 63105	Joseph Flanagan c/o R1 RCM Inc. 433 W. Ascension Way, Suite 200 Murray, UT 84123 (312) 324-7820

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Steve A. Cohen Victor Goldfeld Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Stephen A. Infante Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000	Graham Robinson Laura Knoll Faiz Ahmad Skadden, Arps, Slate, Meager & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4800	Robert Hayward, P.C. Sarkis Jebejian, P.C. Bradley C. Reed, P.C. Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654 (312) 862-2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) R1 RCM Inc., a Delaware corporation (“R1” or the “Company”), and the issuer of the shares of Common Stock of the Company, par value $0.01 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction; (2) Raven Acquisition Holdings, LLC, a Delaware limited liability company (“Parent”); (3) Project Raven Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Buyers”); (4) Raven TopCo, L.P., a Delaware limited partnership (“Holdings”); (5) Raven TopCo GP, LLC, a Delaware limited liability company (“Holdings GP”); (6) TCP-ASC ASCHI Series LLLP, a Delaware series limited liability limited partnership (“TA”); (7) TCP-ASC GP, LLC, a Delaware limited liability company (“TCP-ASC GP”); (8) TI IV ACHI Holdings, LP, a Delaware limited partnership (“TowerBrook Aggregator”); (9) TI IV ACHI Holdings GP, LLC (“TowerBrook Aggregator GP”); (10) TowerBrook Investors Ltd., a Cayman Islands corporation (“TowerBrook”); (11) Raven Intermediate Holdings, LLC, a Delaware limited liability company (“Intermediate Holdings”); (12) Raven Parent Holdings, LLC, a Delaware limited liability company (“Parent Holdings”); (13) Ascension Health Alliance, a Missouri not-for-profit corporation (“Ascension”); (14) Neal Moszkowski; and (15) Joseph Flanagan.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 31, 2024 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent (the transaction contemplated by the Merger Agreement, including the Merger, collectively, the “Transactions”).

Pursuant to the Merger Agreement, each share of Common Stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Common Stock held by (1) the Company, the Buyers, Holdings, any subsidiary of Holdings that is wholly owned prior to the closing of the Merger (each, a “Holdings Subsidiary”) (including any Rollover Shares (as defined below)) or TA (each, an “Owned Company Share”), (2) any direct or indirect wholly owned subsidiary of the Company or of Parent (other than Merger Sub) (each, a “Subsidiary Owned Share”) and (3) stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $14.30, without interest thereon (the “Merger Consideration”). At the Effective Time, each Owned Company Share (including the Rollover Shares, if any) will be cancelled and extinguished without any conversion thereof or consideration paid therefor, and each Subsidiary Owned Share will be converted into such number of validly issued, fully paid and nonassessable shares of common stock of the surviving corporation of the Merger in accordance with the terms of the Merger Agreement (the “Surviving Corporation”), or fraction thereof, such that the ownership percentage of any subsidiary in the Surviving Corporation immediately following the Effective Time will equal the ownership percentage of such subsidiary in the Company immediately prior to the Effective Time. Upon the Closing, the Common Stock will no longer be listed on any stock exchange or quotation system, including the Nasdaq Global Select Market, and the Company’s stockholders (other than holders of the Rollover Shares) will cease to have any ownership interest in the Company. Pursuant to the Merger Agreement, following the date of the Merger Agreement and prior to the closing of the Merger (the “Closing”), one or more of the Company’s stockholders (each, a “Rollover Stockholder”) may enter into a rollover agreement with Holdings or a Holdings Subsidiary (a “Rollover Agreement”) on terms mutually agreeable among Parent and the parties to such agreement. Pursuant to the terms of such Rollover Agreement, among other things, each such Rollover Stockholder will, immediately prior to the Closing, transfer or contribute a number of shares of Common Stock (the “Rollover Shares”) to Holdings or such Holdings Subsidiary in exchange for equity interests of Holdings or such Holdings Subsidiary having an equivalent value, on the terms and subject to the conditions set forth in such Rollover Agreement. The Rollover Stockholders will not be entitled to receive the Merger Consideration in respect of the Rollover Shares.

In connection with entering into the Merger Agreement, on July 31, 2024, TA (in its capacity as a stockholder of the Company) executed a voting agreement in favor of the Company (the “Voting Agreement”), pursuant to which TA agreed, among other things, to (i) vote all of its shares of Common Stock in favor of the approval and adoption of the Merger Agreement and the Merger and (ii) vote all of its shares of Common Stock against any proposal made in opposition to the Merger Agreement or the Merger.

The board of directors of the Company (the “Board”) formed a special committee (the “Special Committee”) of independent and disinterested members of the Board to, among other things, review, evaluate and negotiate the Merger Agreement and the Transactions. The Special Committee evaluated the Transactions, in consultation with its own independent legal and financial advisors and considered various material factors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on July 31, 2024, unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company’s Unaffiliated Stockholders (as defined below), (ii) recommended to the Board that it approve the Merger Agreement and the Transactions, (iii) recommended that the Unaffiliated Stockholders adopt the Merger Agreement at a meeting of the Company’s stockholders and (iv) recommended to the Board that it approve the treatment of each company equity award in the manner described in the Merger Agreement. “Unaffiliated Stockholders” means the holders of Common Stock, excluding those shares of Common Stock held, directly or indirectly, by or on behalf of (i) Parent and the Rollover Stockholders, their respective affiliates and associates (within the meaning of Rule 12b-2 of the Exchange Act) and portfolio companies majority owned by such investment fund affiliates and (ii) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

At a meeting with all members of the Board present, the Board, in accordance with the recommendation of the Special Committee as described above (with all directors voting in favor and no director abstaining from the vote, although it was noted that, for purposes of the approval of the transaction in accordance with the contractual provisions of the Amended and Restated Investor Rights Agreement, dated as of June 21, 2022, between the Company, TA and the other parties thereto, as amended by Amendment No. 1 to the Amended and Restated Investor Rights Agreement, dated as of February 5, 2024, directors nominated to the Board by TA were not deemed to vote), (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and other obligations under the Merger Agreement and the consummation of the Transactions and (iii) recommended that the Company’s stockholders adopt the Merger Agreement in accordance with the DGCL at a meeting of the Company’s stockholders.

At a special meeting of the Company’s stockholders (the “Special Meeting”), the Company’s stockholders will be asked to consider and vote upon (1) a proposal to approve and adopt the Merger Agreement and the Transactions (the “Merger Proposal”) and (2) an advisory and non-binding proposal to approve certain compensation arrangements for the Company’s named executive officers in connection with the Merger (the “Merger-Related Compensation Proposal”).

Approval of the Merger Proposal is required for the completion of the Merger and the Transactions. The approval of the Merger Proposal requires the affirmative vote of a majority of the voting power of the outstanding shares of Common Stock entitled to vote. An abstention will have the same effect as a vote “AGAINST” the Merger Proposal. The approval of the advisory and non-binding Merger-Related Compensation Proposal requires the affirmative vote of a majority in voting power of the votes cast by the holders of all shares of Common Stock present or represented at the meeting and voting affirmatively or negatively on such matter. With respect to the advisory and non-binding Merger-Related Compensation Proposal, abstentions are not counted for purposes of determining the minimum number of affirmative votes required for approval and, accordingly, have no effect on the outcome of voting on such proposal. The approval of the advisory and non-binding Merger-Related Compensation Proposal is not a condition to completion of the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to the Special Meeting. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Parties to the Merger”

“Important Information Regarding the Company”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“Questions and Answers About the Merger and the Special Meeting”

“The Special Meeting—Record Date and Quorum”

“Important Information Regarding the Company”

“Current Market Price of Common Stock”

“Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Current Market Price of Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Current Market Price of Common Stock”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Prior Public Offerings”

(f) Prior share purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Prior Public Offerings”

“Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 3. Identity and Background of Filing Person

(a) — (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding the Company”

“Important Information Regarding the Buyer Filing Parties”

Item 4. Terms of the Transaction

(a) — (1) Material terms. Tender offers. Not applicable.

(a) — (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“The Special Meeting—Vote Required for Approval”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Treatment of Equity Compensation Awards”

“The Merger Agreement—Conditions to the Merger”

Annex A — Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Voting Agreement”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—The Merger Consideration and the Conversion of Common Stock”

“The Merger Agreement—Treatment of Equity Compensation Awards”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Compensation and Benefits”

“The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”

“Proposal 2. Merger-Related Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights” “Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Provisions for Unaffiliated Security Holders”

“Appraisal Rights”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Voting Agreement”

“The Merger Agreement”

“Important Information Regarding the Company—Prior Public Offerings”

“Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

“Important Information Regarding the Company—Past Contacts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Buyer Filing Parties”

“Proposal 2. The Merger-Related Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

(b) —(c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Voting Agreement”

“Proposal 2. The Merger-Related Compensation Proposal”

“Important Information Regarding the Company—Past Contacts, Transactions, Negotiations and Agreements”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Obligation of TA to Vote in Favor of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Voting Agreement”

“The Merger Agreement”

“The Special Meeting—Vote Required for Approval”

“Proposal 2. The Merger-Related Compensation Proposal”

“Important Information Regarding the Company — Certain Transactions in the Shares of Common Stock”

“Important Information Regarding the Company—Past Contacts, Transactions, Negotiations and Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Treatment of Equity Compensation Awards”

“The Merger Agreement—Exchange and Payment Procedures”

Annex A—Agreement and Plan of Merger

(c) (1) — (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Obligation of TA to Vote in Favor of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Voting Agreement”

“The Merger Agreement—Treatment of Equity Compensation Awards”

“Important Information Regarding the Company”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Annex C—Opinion of Qatalyst Partners LP

Annex D—Opinion of Barclays Capital Inc.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Buyer Filing Parties”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Common Stock”

“The Merger Agreement—Treatment of Equity Compensation Awards”

“The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”

“The Merger Agreement—Employee Compensation and Benefits”

“Appraisal Rights”

“Proposal 2. The Merger-Related Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Opinion of Qatalyst Partners LP

Annex D—Opinion of Barclays Capital Inc.

Item 8. Fairness of the Transaction

(a) — (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex C—Opinion of Qatalyst Partners LP

Annex D—Opinion of Barclays Capital Inc.

The discussion materials dated March 3, 2024, April 17, 2024, July 1, 2024, each of the discussion materials dated July 4, 2024, the discussion materials dated July 5, 2024 and July 18, 2024 and both of the discussion materials dated July 31, 2024, each prepared by Qatalyst Partners LP and/or Barclays Capital Inc., as applicable, and reviewed by the Board and/or the Special Committee, as applicable, are filed as Exhibits (c)(iii) – (c)(xii) and incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Vote Required for Approval”

“The Special Meeting—Voting and Proxies”

“The Special Meeting—Revocation of Proxies”

“The Merger Agreement—Conditions to the Merger”

“Proposal 1. The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Provisions for Unaffiliated Security Holders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) — (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Opinion of Qatalyst Partners LP”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Certain Presentations Provided by Centerview to TA”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Where You Can Find More Information”

Annex C—Opinion of Qatalyst Partners LP

Annex D—Opinion of Barclays Capital Inc.

The discussion materials dated March 3, 2024, April 17, 2024, July 1, 2024, each of the discussion materials dated July 4, 2024, the discussion materials dated July 5, 2024 and July 18, 2024 and both of the discussion materials dated July 31, 2024, each prepared by Qatalyst Partners LP and/or Barclays Capital Inc., as applicable, and reviewed by the Board and/or the Special Committee, as applicable, are filed as Exhibits (c)(iii) – (c)(xii) and incorporated herein by reference.

The discussion materials dated July 3, 2024 and July 20, 2024, each prepared by Centerview Partners LLC for TA are filed as Exhibits (c)(xiii) and (c)(xiv) and are incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) — (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement—Conditions to the Merger”

“The Merger Agreement—Conduct of the Business Pending the Merger”

“The Merger Agreement—Other Covenants”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Special Committee Fees”

“Special Factors—Fees and Expenses”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Termination Fees and Expenses”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Buyer Filing Parties”

“Special Factors—Voting Agreement”

Annex B—Voting Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Voting Agreement”

“Important Information Regarding the Company—Prior Public Offerings”

“Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Intent of the Company’s Directors and Executive Officers to Vote in the Merger”

“Special Factors—Obligation of TA to Vote in Favor of the Merger”

“Special Factors—Voting Agreement”

“The Special Meeting—Vote Required for Approval”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Intent of the Company’s Directors and Executive Officers to Vote in the Merger”

“Proposal 1. The Merger Proposal”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the unaudited condensed consolidated financial statements set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024 and June 30, 2024 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding the Company—Book Value Per Share of Common Stock”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) — (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyers as to the Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Equity Compensation Awards”

“Proposal 2. The Merger-Related Compensation Proposal”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(i) Definitive Proxy Statement of R1 RCM Inc. (included in the Schedule 14A filed on October  16, 2024 and incorporated herein by reference).

(a)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(v) Current Report on Form 8-K, dated August 1, 2024 (included in Schedule 14A filed on August 1, 2024 and incorporated herein by reference).

(a)(vi) Press Release, dated August  1, 2024 (included in Schedule 14A filed on August  1, 2024 and incorporated herein by reference).

(a)(vii) Email to Employees, dated August 1, 2024 (included in Schedule 14A filed on August 1, 2024 and incorporated herein by reference).

(a)(viii) Employee FAQ, dated August  1, 2024 (included in Schedule 14A filed on August  1, 2024 and incorporated herein by reference).

(a)(ix) LinkedIn Post, dated August 1, 2024 (included in Schedule 14A filed on August  1, 2024 and incorporated herein by reference).

(a)(x) Current Report on Form 8-K, dated August 7, 2024 (included in Schedule 14A filed on August 7, 2024 and incorporated herein by reference).

(a)(xi) Email to Employees, dated August  8, 2024 (included in Schedule 14A filed on August 8, 2024 and incorporated herein by reference).

(b) None.

(c)(i) Opinion of Qatalyst Partners LP, dated July 31, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(ii) Opinion of Barclays Capital Inc., dated July 31, 2024 (included as Annex D to the Proxy Statement and incorporated herein by reference).

(c)(iii)+ Discussion Materials of Barclays Capital Inc. for the Board of Directors, dated March  3, 2024.

(c)(iv)+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Special Committee, dated April  17, 2024.

(c)(v)+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Special Committee, dated July  1, 2024.

(c)(vi)+ Discussion Materials of Barclays Capital Inc. for the Special Committee, dated July  4, 2024.

(c)(vii)+ Discussion Materials of Qatalyst Partners LP for the Special Committee, dated July  4, 2024.

(c)(viii)+ Discussion Materials of Qatalyst Partners LP for the Special Committee (Discussion of Next Steps), dated July  4, 2024.

(c)(ix)*+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Special Committee, dated July  5, 2024.

(c)(x)+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Non-Bidder Directors, dated July  18, 2024.

(c)(xi)+ Discussion Materials of Qatalyst Partners LP for the Special Committee, dated July  31, 2024.

(c)(xii)+ Discussion Materials of Barclays Capital Inc. for the Special Committee, dated July  31, 2024.

(c)(xiii)+ Discussion Materials of Centerview Partners LLC for TA, dated July  3, 2024.

(c)(xiv)+ Discussion Materials of Centerview Partners LLC for TA, dated July  20, 2024.

(d)(i) Agreement and Plan of Merger, dated as of July 31, 2024, by and among R1 RCM Inc., Raven Acquisition Holdings, LLC and Project Raven Merger Sub, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii) Voting Agreement, dated as of July  31, 2024, by and between R1 RCM Inc. and TCP-ASC ACHI Series LLLP (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(iii)+ Equity Commitment Letter, dated as of July 31, 2024 (as amended modified or supplemented (including by waiver or consent) from time to time), by and among Raven Acquisition Holdings, LLC, TowerBrook Investors VI Executive Fund, L.P., TowerBrook Investors VI (Onshore), L.P., TowerBrook Investors VI (892), L.P., TowerBrook Investors VI (OS), L.P., TCC Opportunities, L.P., TB Empire Opportunities, L.P. and Clayton, Dubilier & Rice Fund XII, L.P.

(d)(iv)++ Project Raven Amended and Restated Commitment Letter, dated as of August 27, 2024 (as amended, modified or supplemented (including by waiver or consent) from time to time), by and among Raven Acquisition Holdings, LLC, Deutsche Bank Securities, Inc., Deutsche Bank AG New York Branch, Royal Bank of Canada, RBC Capital Markets and the other arrangers referenced therein.

(d)(v)+ Limited Guarantee, dated as of July 31, 2024, by and between TowerBrook Investors VI Executive Fund, L.P., TowerBrook Investors VI (Onshore), L.P., TowerBrook Investors VI (892), L.P., TowerBrook Investors VI (OS), L.P., TCC Opportunities, L.P., TB Empire Opportunities, L.P., Clayton, Dubilier & Rice Fund XII, L.P. and R1 RCM Inc.

(d)(vi)+ Offer Letter, dated as of July 31. 2024, by and between Joseph Flanagan and Project Raven Merger Sub, Inc.

(d)(vii)+ Consulting Agreement, dated as of August 13, 2024, by and among TowerBrook Capital Partners L.P., Clayton, Dubilier & Rice, LLC and Joseph Flanagan.

(d)(viii)+ Interim Investors’ Agreement, dated as of July  31, 2024, by and among TCP-ASC ACHI Series LLLP, Clayton, Dubilier & Rice Fund XII, L.P., Raven Acquisition Holdings, LLC, Raven TopCo GP, LLC, Raven TopCo, L.P. and Project Raven Merger Sub, Inc.

(d)(ix) Amended and Restated Investor Rights Agreement, dated June 21, 2022, by and among R1 RCM Inc., R1 RCM Holdco Inc. and TCP-ASC ACHI Series LLLP (included as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June  21, 2022 and incorporated herein by reference)

(d)(x) Amendment No. 1 to Amended and Restated Investor Rights Agreement, dated as of February 5, 2024, by and between R1 RCM Inc. and TCP-ASC ACHI Series LLLP (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 6, 2024 and incorporated herein by reference)

(d)(xi) Warrant, dated February  16, 2016, by and between R1 RCM Holdco Inc. (f/k/a R1 RCM Inc.) and TCP-ASC ACHI Series LLLP (included as Exhibit 10.3 to the Quarterly Report of R1 RCM Holdco Inc. on Form 10-Q for the quarter ended March 31, 2016 filed on May 10, 2016 and incorporated herein by reference).

(d)(xii) Warrant Assignment and Assumption Agreement, dated June  21, 2022, by and among R1 RCM Inc., R1 RCM Holdco Inc. and TCP ASC ACHI Series LLLP. (included as Exhibit 4.6 to the Company’s Current Report filed on Form 8-K on June  21, 2022 and incorporated herein by reference)

(d)(xiii) Amended and Restated Limited Liability Limited Partnership Agreement of TCP-ASC ACHI Series LLLP, dated as of June 21, 2022, by and among TCP-ASC GP, LLC, Ascension Health Alliance and TI IV ACHI Holdings, LP. (included as Exhibit 7.3 to the TCP-ASC ACHI Series LLLP’s Schedule 13D filed on June 21, 2022 and incorporated herein by reference)

(d)(xiv) Second Amended and Restated Registration Rights Agreement, dated as of June 21, 2022, by and among R1 RCM Inc., R1 RCM Holdco Inc., TCP-ASC ACHI Series LLLP, IHC Health Services, Inc., Shared Business Services, LLC, CoyCo 1, L.P. and CoyCo 2, L.P. (included as Exhibit 4.1 to the Company’s Current Report filed on Form 8-K on June 21, 2022 and incorporated herein by reference)

(f)+	Section 262 of the General Corporation Law of the State of Delaware.

(g)	None.

107+	Filing Fee Table.

*	Certain portions of this exhibit marked with “[***]” have been redacted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.

+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on September 3, 2024.

++	Previously filed with Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed with the SEC on October 1, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

R1 RCM Inc.

By:	/s/ Lee Rivas
Name:	Lee Rivas
Title:	Chief Executive Officer
Date:	October 16, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RAVEN ACQUISITION HOLDINGS, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

PROJECT RAVEN MERGER SUB, INC.

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

RAVEN TOPCO, L.P.

By:	Raven TopCo GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Raven TopCo GP, LLC

By:	TCP-ASC ACHI Series LLLP
Its:	Member

By:	TCP-ASC GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

TCP-ASC ACHI SERIES LLLP

By:	TCP-ASC GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President
Date:	October 16, 2024

TI IV ACHI HOLDINGS, LP

By:	TI IV ACHI Holdings GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

TI IV ACHI HOLDINGS GP, LLC

By:	TowerBrook Investors Ltd.
Its:	Member

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Director
Date:	October 16, 2024

[Signature Page to SC 13E-3/A]

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Director
Date:	October 16, 2024

RAVEN INTERMEDIATE HOLDINGS, LLC

By:	Raven Parent Holdings, LLC
Its:	Member

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

RAVEN PARENT HOLDINGS, LLC

By:	Raven TopCo, L.P.
Its:	Member

By:	Raven TopCo GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	October 16, 2024

Neal Moszkowski

/s/ Neal Moszkowski
Date:	October 16, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Ascension Health Alliance

By:	/s/ Christine McCoy
Name:	Christine McCoy
Title:	Executive Vice President & General Counsel
Date:	October 16, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Joseph Flanagan

/s/ Joseph Flanagan
Date:	October 16, 2024

[Signature Page to SC 13E-3/A]